Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date Filed (MM/DD/YY): 10/02/2014	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT


14035095

1. State the name of the applicant: National Stock Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Hudson Street, Suite 1200
   Jersey City, New Jersey 07302
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   (201) 499-3700 (Telephone) (201) 499-1727 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   James G. Buckley (Name) Chief Regulatory Officer (Title) (201) 499-3698 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Philip M. Pinc, General Counsel
   National Stock Exchange, Inc.
   101 Hudson Street, Suite 1200, Jersey City, New Jersey 07302
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 06/26/2006 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: D.C.L. 245 et seq.

2014 OCT -5 PM 2:43
SEC / MR
RECEIVED

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 10/02/2014 (MM/DD/YY) National Stock Exchange, Inc. (Name of applicant)

By: [signature] (Signature) James G. Buckley, Chief Regulatory Officer (Printed Name and Title)

Subscribed and sworn before me this 02 day of October (Month), 2014 (Year) by [signature] (Notary Public)

My Commission expires 03/07/2014 County of Hudson State of New Jersey

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

MARLENA W. WELDON
Commission # 2418156
Notary Public, State of New Jersey
My Commission Expires
March 07, 2017

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit J

Officers, Directors, Members of Standing Committees
(October 1, 2013 through Present)

Officers:

David F. Harris	Director, Chairman, Chief Executive Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal.
Francis T. Corcoran	President, Chief Administrative Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal.
Philip M. Pinc	Vice President, General Counsel and Secretary Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal.
James G. Buckley	Chief Regulatory Officer, Regulation Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal.
Francis N. Paulino	Senior Vice President, Business Development Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal.

Former Officers:

David Reed	Chief Operating Officer Ceased Employment on June 13, 2014.

Susan Ameel	Chief Regulatory Officer, Regulation Ceased Employment on June 30, 2014.
Michael Serafin	Vice President, Client Services Ceased Employment on July 15, 2014.
Bruce Kulback	Chief Information Officer Ceased Employment on July 31, 2014.
Jeremy Sanchez	Chief Compliance Officer Ceased Employment on August 8, 2014.

Directors:

David F. Harris	Director, Chairman, Chief Executive Officer. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting or upon director's earlier death, resignation, retirement or removal. CEO Director.
John Faso	Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting or upon director's earlier death, resignation, retirement or removal. Non-Industry/Independent Director.
Gordon Martin	Director. Service commenced on December 31, 2012 and expires at the Exchange's next Annual Meeting or upon director's earlier death, resignation, retirement or removal. Industry Director.
Thomas O'Mara	Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting or upon director's earlier death, resignation, retirement or removal. ETP Holder Director.
Jeffrey Brown	Director. Service commenced December 31, 2012 and current term expires at the Exchange's next Annual Meeting or upon director's earlier death, resignation, retirement or removal. Non-Industry/Independent Director.
Antoine Shagoury	Director. Service commenced February 10, 2012 and current term expires at the Exchange's next Annual Meeting or upon director's earlier death, resignation, retirement or removal. Non-Industry/Independent Director.
Steve Sosnick	Director. Service commenced December 31, 2013 and current term expires at the Exchange's next Annual Meeting or upon

director's earlier death, resignation, retirement or removal. ETP Holder Director.

Michael Szymanski	Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting or upon director's earlier death, resignation, retirement or removal. Non-Industry/Independent Director.
Gerald T. O'Connell	Director. Service commenced on March 27, 2012 and current term expires at the Exchange's next Annual Meeting or upon director's earlier death, resignation, retirement or removal. Industry Director.

Former Directors:

Craig Drill	Service commenced December 30, 2011 and concluded on October 30, 2013. Former Non-Industry/Independent Director.
Kathleen Hamm	Service commenced February 10, 2012 and concluded on September 25, 2014. Former Non-Industry/Independent Director.

Exchange Committees

Executive Committee

Current Members

David Harris (Chairman), term commenced 2/10/12

Thomas O'Mara, term commenced 2/10/12

John Faso, term commenced 2/10/12

Gerald T. O'Connell, term commenced 6/28/12

Former Member

Kathleen Hamm, term commenced 2/10/12; service concluded on 9/25/14.

Executive Compensation Committee

Current Members

Antoine Shagoury (Chairman), term commenced 2/10/12

Jeffrey Brown, term commenced 11/21/13

Michael Szymanski, term commenced 2/10/12

Former Member

Craig Drill, term commenced 2/10/12; service concluded on 10/30/2013.

Regulatory Oversight Committee

Current Members

John Faso, term commenced 2/10/12

Michael Szymanski, term commenced 2/10/12

Former Member

Kathleen Hamm (Chair), term commenced 2/10/12; service concluded on 9/25/14

Governance & Nominating Committee

Current Members

John Faso (Chairman), term commenced 2/10/12

David Harris, term commenced 2/10/12

Jeffrey Brown, term commenced 03/27/13

Former Member

Craig Drill, term commenced 2/10/12; service concluded on 10/30/2013.

ETP Holder Director Nominating Committee

Current Members

Thomas O'Mara (Chairman), term commenced 2/10/12

Andy O'Hara, term commenced 3/27/13

Former Member

Jeffrey Brown, term commenced 03/27/13; service ended 11/6/13

Audit Committee

Current Members

Michael Szymanski (Chairman), term commenced 2/10/12

John Faso, term commenced 2/10/12

Antoine Shagoury, term commenced 2/10/12

Business Conduct Committee

Current Members

Elizabeth H. Baird, term commenced 6/28/12

Thomas McManus, term commenced 6/20/14

Anthony Seisser, term commenced 6/28/12

Former Member

Richard Roberts, term ended 11/5/13

Appeals Committee

Current Members

Jeffrey Brown, term commenced 03/27/13

Thomas O'Mara, term commenced 2/10/12

Former Member

Craig Drill, term commenced 2/10/12; service concluded on 10/30/2013.

envelope shipping

Page 1 of 1

From: (201) 499-0173
Marvena Weldon
National Stock Exchange
101 Hudson Street
Suite 1200
Jersey City, NJ 07310

Origin ID: AIYA



J142214092303uv

Ship Date: 03OCT14
ActWgt: 0.5 LB
CAD: 104370990/INET

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SHIP TO: (202) 942-8088 BILL SENDER

Tina Barry, Esq.
Division of Trading and Markets
100 F ST NE

WASHINGTON, DC 20549

Ref #
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To: Barry, Tina C.
Department: HQ/TM
Phone: 202.551.6256
Route: HQ-7a
Mail Stop: 7010
Building: SP1
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10' 1913750480002054900771 37232
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0201

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